EXCELLENCE

09045071

Adit Laixuthai, Ph.D.
First Senior Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. OS.349/2009

January 5, 2009

SEC
Mail Processing
Section
JAN 05 2009
Washington, DC

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

PROCESSED
JAN 16 2009
THOMSON REUTERS

Yours sincerely,

Jan 5, 09

1/13

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Ref. No TS 048/2008

SEC
Mail Processing
Section
JAN 05 2009
Washington, DC
100

December 30, 2008

To President
The Stock Exchange of Thailand

Subject: The Sale of Common Shares in Tokyo Leasing (Thailand) Company Limited

KASIKORNBANK PCL ("the Bank") would like to inform the Stock Exchange of Thailand regarding the sale of common shares in Tokyo Leasing (Thailand) Company Limited ("the Company"), the details of the transaction as follows:

Transaction date:	December 30, 2008
Relevant party:	Seller – KASIKORNBANK PCL. Buyer – TISCO Financial Group PCL.
Type of asset:	Common shares in Tokyo Leasing (Thailand) Company Limited in the amount of 6,000 shares, corresponding to 10.00% of paid up share capital.
Type of transaction:	The Bank sold the common shares of the Company.
Number of shares held before transaction:	6,000 shares or 10.00% of total paid-up capital.
Number of shares held after transaction:	0 share or 0.0% of total paid-up capital.
Objective of the transaction:	To comply with the Bank investment policy of reducing investment in other companies which have business nature similar to KASIKORNBANKGROUP.

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

Type of business: Providing long-term leasing services through hire-purchase, finance and operating lease contracts.

Financial status and financial statement: unit: Baht

As of	31/12/2007	31/12/2006	31/12/2005	31/12/2004
Asset	2,574,744,984	2,258,239,775	1,603,524,168	1,350,623,642
Liabilities	2,459,409,109	2,152,989,741	1,505,126,947	1,258,153,783
Paid-up Capital	60,000,000	60,000,000	60,000,000	60,000,000
Retained Earnings (Loss)	55,335,875	45,250,034	38,397,221	32,469,859
Equity	115,335,875	105,250,034	98,397,221	92,469,859
Book Value	1,922.26	1,754.17	1,639.95	1,541.17
Total Revenue	169,699,393	203,562,240	267,882,012	296,619,689
Net Profit (Loss)	13,085,841	9,852,813	8,927,362	8,221,118
EPS	218.10	164.21	148.79	137.02

Transaction value: 17,300,400.00 Baht.

Connected transaction: The transaction was not classified as connected transaction under the SET regulation.

Please be informed accordingly.

SEC
Mail Processing
Section

JAN 05 2009

Washington, DC
100

Yours sincerely,

P. Pookakupt

END